EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Net loss	(6,947)	(12,941)	(19,512)	(19,453)	(18,457)	(9,189)	(24,370)
Add: fixed charges	274	343	493	510	1,012	252	12,782

Earnings as defined	(6,673)	(12,598)	(19,019)	(18,943)	(17,445)	(8,937)	(11,588)

Fixed charges:
Interest expense	206	247	260	267	768	131	12,656
Estimated interest component of rent	68	96	233	243	244	121	126

Total fixed charges	274	343	493	510	1,012	252	12,782

Ratio of earnings to fixed charges and preferred stock dividends	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.